UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2009

Commission File No. 000-25827

LINCOLN GOLD CORPORATION
(Translation of registrant's name into English)

Suite 350, 885 Dunsmuir Street, Vancouver, British Columbia Canada V6C 1N5
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SUBMITTED HEREWITH
EXHIBITS
99.1	Material change report and News Release dated January 22, 2009 ~ Lincoln Gold Corporation and LPT Capital Ltd. Sign Definitive Business Combination Agreement
99.2	Consent of Expert, Stephen W. Semeniuk, CFA, of Capital Research & Consulting, dated January 19, 2009
99.3	Consent of Qualified Person and Expert, David M.R. Stone, P.Eng., of Mineral Services Inc., dated January 19, 2009
99.4	Consent of Qualified Person and Expert, Richard W. Bybee, P. Geo., dated January 19, 2009
99.5	Consent letter of Davidson & Company LLP, Chartered Accountants, dated January 19, 2009
99.6	Consent letter of Lang Michener LLP dated January 19, 2009
99.7	Consent letter of Manning Elliott LLP, Chartered Accountants, dated January 19, 2009
99.8	Form of proxy of Special Meeting of the Registrant to be held on Wednesday February 18, 2009
99.9	Management information circular - Notices and Joint Information Circular for Special General Meeting of the Registrant and Extraordinary General Meeting of LPT Capital Ltd., dated January 19, 2009
99.10	Notice of Special General Meeting of Shareholders of the Registrant, dated January 19, 2009
99.11	Letter of Indebtedness issued by the Registrant to Jeffrey L. Wilson, dated October 3, 2008
99.12	Letter of Indebtedness issued by the Registrant to Paul Saxton, dated October 3, 2008
99.13	Letter of Indebtedness issued by the Registrant to Andrew Milligan, dated October 3, 2008
99.14	Technical report (NI 43-101) on the La Bufa Property, Guadalupe y Calvo, Chihuahua State, Mexico, dated January 5, 2009
99.15	Technical report (NI 43-101) on the Pine Grove Project, Lyon County, Nevada, dated September 30, 2008
99.16	Notice of the meeting and record date (amended) of the Registrant issued by Computershare Trust Company of Canada/Computershare Investor Services Inc., dated December 17, 2008
99.17	Form 52-109F2 - Certification of Interim Filings - CEO, December 8, 2008
99.18	Form 52-109F2 - Certification of Interim Filings - CFO, dated December 8, 2008

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINCOLN GOLD CORPORATION

Date: August 17, 2009

/s/ Paul F. Saxton________________
Paul F. Saxton
President and Chief Executive Officer